UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces positive Phase I Psoriasis results.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 19, 2003

By:

/s/ David  Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

March 19, 2003

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on March 19, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSX:ANP) today announced positive results in its Pilot Phase 1 Psoriasis Study.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer
Telephone:    (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 19th day of March, 2003.

Angiotech Pharmaceuticals, Inc.

Per:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 19, 2003

ANGIOTECH ANNOUNCES POSITIVE PHASE 1 PSORIASIS RESULTS

Vancouver, British Columbia — Angiotech Pharmaceuticals Inc. (NASDAQ:ANPI; TSX:ANP) today announced positive results in its Pilot Phase 1 Psoriasis Study.

The National Cancer Institute completed a study evaluating the systemic use of PAXCEED™ (a Cremophor® EL-free paclitaxel formulation) in a challenging group of patients with severe psoriasis. Eligible patients had a PASI (Psoriasis Area and Severity Index) Score of 20 or greater (severe disease), and had been treated with at least two other systemic agents. No concomitant therapies were allowed during the trial. Patients were treated with either 75 mg/m2 of PAXCEED™ every four weeks for six treatments or a second protocol of 37.5 mg/m2 every two weeks for three treatments followed by six doses of 50 mg/m2 every two weeks. Nine patients completed the study.

All patients had a positive response to PAXCEED™. In the optimal dose regime group utilizing 75 mg/m2 monthly, the average PASI score improvement was 64 percent. The study also demonstrated that once the patients came off therapy, there was no rapid rebound effect or exaggerated recurrence of disease, as typically displayed with traditional immunosuppressive agents or steroids. The safety and side effect profile was excellent and consistent with all other previous systemic PAXCEED™ programs.

Angiotech is currently enrolling patients in a Phase 2 rheumatoid arthritis study using PAXCEED™ and results are expected to be available in 2004. Angiotech intends to seek a strategic partnership for its systemic PAXCEED™ program subject to the completion of the rheumatoid arthritis trial. Paclitaxel is a potent, multifunctional, small molecule anti-inflammatory, believed to be an ideal compliment to the new generation large molecule therapies.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Contacts: Rui Avelar, Investor Relations, ext. 6996 Cindy Yu, Media Relations, ext. 6901 Phone: (604) 221-7676